SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to OFAC General License No. 1A, dated January 28, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 29, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OFAC GENERAL LICENSE NO. 1A

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

Reference is made to (i) the announcement of the Company dated 13 November 2020 in relation to an executive order signed by the President of the United States on 12 November 2020 (as amended, the “Executive Order”) and (ii) the announcement of the Company dated 7 January 2021 in relation to the announcement by The New York Stock Exchange LLC (the “NYSE”) that NYSE Regulation had determined to re-commence delisting proceedings of the American Depositary Shares of the Company (NYSE stock ticker: CHL) (the “ADSs”).

The Executive Order (i) prohibits (the “Prohibitions”) any transaction by any United States person, subject to certain divesture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of certain Chinese companies (each, a “Restricted Company”); and (ii) authorizes the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on 8 January 2021, added the Company to the “Issuer Name” column of the Restricted List. On 6 January 2021, the NYSE announced the determination to re-commence proceedings to delist the ADSs based on specific guidance from OFAC (available at https://home.treasury.gov/policy-issues/financial-sanctions/faqs/864) that the Prohibitions with respect to the Company would take effect on 11 January 2021 (being 60 days after the date of the Executive Order).

The Company noted that, on 27 January 2021 (US Eastern standard time), OFAC published General License No. 1A in relation to the Executive Order (“GL 1A”), dated 26 January 2021, and guidance relating to two related frequently asked questions (respectively, “FAQ 878” and “FAQ 879”). For the full text of GL 1A, FAQ 878 and FAQ 879, see https://home.treasury.gov/policy-issues/financial-sanctions/recent-actions/20210127. GL 1A and FAQ 879 provide, among others, that, pursuant to the Executive Order, the Prohibitions with respect to the Company take effect on the date that is 60 days after the Company was added to the Restricted List, or 9 March 2021 (instead of 11 January 2021).

The Company will continue to pay close attention to the development of related matters and also consider its options and seek professional advice to protect the lawful rights of the Company and its shareholders. Further announcement(s) will be made pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws as necessary and when appropriate in the future.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 28 January 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.